SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1












           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X            Form 40-F
                                     -----                       -----

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No    X
                               -----                    -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


Date: November 29, 2001
                                          By: /s/ Ian Malone
                                             -----------------------------------
                                             Name:   Ian Malone
                                             Title:  Vice President Finance
                                                     and Chief Financial Officer

                             WORLD HEART CORPORATION



                            THIRD QUARTER 2001 REPORT



                                  FOR THE THREE
                                 AND NINE MONTHS
                            ENDED SEPTEMBER 30, 2001

MESSAGE TO SHAREHOLDERS


The third quarter saw significant advances in both market response to assist devices in treatment of heart failure, and in World Heart Corporation's (WorldHeart) position in that market.

The first implant of AbioMed's fully implantable total artificial heart (TAH), in Louisville Kentucky in July, drew a high level of attention from both the clinical community and the general public. A common theme of commentary was the hope that artificial heart technology offers to patients dying of heart failure, and the view that most of these patients require a device to assist their heart rather than to replace it.

In August, Thoratec's REMATCH clinical trial was ended after 129 enrollments. The Trial, supported by the National Institute of Health and managed by Columbia Presbyterian Hospital, was designed to assess the safety and effectiveness of left ventricular assist devices (LVADs) as destination therapy for late stage heart failure patients. The HeartMate VE product was the device used in the trial. Expectations at the conclusion of the trial were that results would show significant extension of life of LVAD recipients and improvement in the quality of life, compared to the control group. This expectation was borne out by results published in November 2001, and presented to the annual conference of the American Heart Association, and published in the New England Journal of Medicine.

These high profile events came after years of successful use of assist devices in support of patients for brief periods while recovering from surgery or other temporary conditions, and for periods of months or years while waiting for heart transplantation. This history, and current developments, have moved mechanical heart assist for destination therapy into the consciousness of the clinical and patient community.

WorldHeart's current product, Novacor(R) LVAS, and next generation product HeartSaverVAD(TM), have the opportunity to be leaders in this field, both in the short term and in the future.

HeartSaverVAD(TM) continues to be the only pulsatile LVAD designed to be fully implantable in the chest, remotely powered, monitored and controlled. Pre-clinical trials of HeartSaverVAD(TM) continued through the third quarter in both bench and animal tests. The results of these tests were very positive. However, further technical improvements were required in implanted cables and connectors to ensure long-term reliability. These improvements will be integrated into the system in the fourth quarter. Bench and animal tests will be conducted in the first half of 2002, and are expected to demonstrate high reliability. Clinical trials are expected to begin in Canada and Europe in mid 2002, and in the United Stated in early 2003.

The Novacor(R) LVAS continues to demonstrate a high level of reliability in support of heart failure patients. Less than 1% of implants have experienced device reliability issues, with no deaths due to device failure, and with some patients supported for more than four years.

Published REMATCH results indicate an expected failure rate for HeartMate VE of 35% after two years, with seven patient deaths attributed to device failure and 10 devices replaced due to malfunction. This represents an observed device failure rate of 25% (17 of 68 implant recipients).

As described in the second quarter report, the clinical trial named INTrEPID is well underway in the United States to support a Pre-Market Approval application for Novacor(R) LVAS as destination therapy. During the third quarter, the Food and Drug Administration approved expansion of the trial from 25 to 40 enrollments. Successful completion of this trial will be a significant factor in expanding the use of Novacor(R) LVAS in the United States prior to the approval and market introduction of HeartSaverVAD(TM).

The number of Novacor(R) LVAS implants increased to 37 in the third quarter, up from 32 in the second quarter and 19 in the first quarter. These were primarily bridge to transplant recipients, with most of the increase coming from the United States.

Revenues for the quarter ended September 30, 2001 were $2,636,728, compared with $2,218,995 in the previous quarter and $2,897,489 in the same quarter last year. All revenue is generated from sales of the Novacor(R) LVAS (left ventricular assist system). The gross margin for the quarter ended September 30, 2001 was $487,289, compared with a $337,879 gross margin during the previous quarter and a negative gross margin of $976,147 for the quarter ended September 30, 2000.

Research and development expenses for the third quarter, and first nine months were, respectively, $6,687,450 and $22,448,320 compared with $4,828,482 and $11,204,941 for the corresponding periods in 2000. Total cash applied to operations during the quarter and first nine months were, respectively $9,743,622 and $29,690,081 compared with $6,061,829 and $14,719,689 for the same periods last year. Net loss for the third quarter was $14,550,062, or $0.96 per share, and for the first nine months was $42,775,567 or $2.83 per share. The comparable results for the same periods last year were a net loss of $11,359,451, or $0.75 per share for the third quarter, and a net loss of $19,872,375, or $1.34 per share, for the first nine months.

Cash and short-term investments totaled $13,933,086 at September 30, 2001 compared with $25,156,919 at June 30, 2001. All financial figures are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial results were as budgeted for the period, and quarter over quarter operating expenses were consistent except for a reduction in the level of research and development expenses from the second quarter reflecting recognition of a refundable tax credit totaling $2.77 million, which is expected to be received in 2001. This amount, together with cash on hand as well the $9.98 million investment by Technology Partnerships Canada announced on November 2, 2001, are expected to fund operations into the second quarter of 2002.

WorldHeart continues to believe that total implantable and thoracic placement will be significant advantages and that HeartSaverVAD(TM) is a key product for the future of WorldHeart. The experience with Novacor(R) LVAS, and the evolution of this treatment area over the past year make clear, however, that very significant demand exists for the Novacor(R) LVAS when regulatory approval is obtained for its use as destination therapy in the United States. The
Corporation is therefore pursuing completion of the INTrEPID trial and commencement of HeartSaverVAD(TM) clinical trials as complimentary priorities.

WORLD HEART CORPORATION

Consolidated Statements of Loss
(Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------------


                                                          Three months ended                    Nine months ended
                                                  September 30,    September 30,      September 30,       September 30,
                                                           2001            2000               2001               2000
------------------------------------------------------------------------------------------------------------------------
                                                     (unaudited)     (unaudited)       (unaudited)          (unaudited)


Revenue (Note 3)                                 $    2,636,728    $   2,897,489    $    5,458,380        $   2,897,489
                                                 -----------------------------------------------------------------------

Cost of goods sold
   Direct materials, labour and overhead             (1,750,790)      (1,003,366)       (5,023,812)          (1,003,366)
   Indirect overhead and other                         (398,649)      (2,870,270)       (1,548,183)          (2,870,270)
                                                 -----------------------------------------------------------------------

                                                     (2,149,439)      (3,873,636)       (6,571,995)          (3,873,636)
                                                 -----------------------------------------------------------------------


Gross margin                                            487,289         (976,147)       (1,113,615)            (976,147)
                                                 -----------------------------------------------------------------------


Expenses
   Selling, general and administrative               (3,417,809)      (2,386,329)       (9,355,951)          (5,311,431)
   Research and development                          (6,687,450)      (4,828,482)      (22,448,320)         (11,204,941)
   Amortization of intangibles                       (3,733,165)      (3,735,566)      (11,199,485)          (3,735,566)
                                                 -----------------------------------------------------------------------
                                                    (13,838,424)     (10,950,377)      (43,003,756)         (20,251,938)
                                                 -----------------------------------------------------------------------




Loss before the undernoted                          (13,351,135)      11,926,524)      (44,117,371)         (21,228,085)


Other income (expenses)
   Foreign exchange gain                                257,815          467,948           237,803              467,948
   Investment income                                    193,907          825,895         1,148,955            1,614,532
   Interest expense                                  (1,731,457)      (1,547,018)       (5,033,198)          (1,547,018)
                                                 -----------------------------------------------------------------------


Loss before income taxes                            (14,630,870)     (12,179,699)      (47,763,811          (20,692,623)


Recovery of future income taxes (Note 4)                 80,808          820,248         4,988,244              820,248
                                                 -----------------------------------------------------------------------

Net loss for the period                             (14,550,062)     (11,359,451)      (42,775,567)         (19,872,375)


Accumulated deficit, beginning of the period        (91,206,978)     (41,640,010)      (62,981,473)         (33,127,086)


Premium on redemption of common shares (Note 6)        (425,318)               -          (425,318)                   -
                                                 -----------------------------------------------------------------------

Accumulated deficit, end of the period           $ (106,182,358)   $ (52,999,461)   $ (106,182,358)       $ (52,999,461)
                                                 =======================================================================


Weighted average number of common shares             15,099,392       15,069,597        15,111,393           14,798,199
  outstanding
                                                 =======================================================================

Basic and diluted loss per common share          $        (0.96)   $       (0.75)   $        (2.83)       $       (1.34)
                                                 =======================================================================


     (The accompanying notes are an integral part of these consolidated financial statements.)



WORLD HEART CORPORATION

Consolidated Statements of Cash Flow
(Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------------------------


                                                                   Three months ended                  Nine months ended
                                                             September 30,    September 30,      September 30,     September 30,
                                                                     2001             2000               2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                              (unaudited)       (unaudited)       (unaudited)        (unaudited)


CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                  $ (14,550,062)   $ (11,359,451)      $ (42,775,567)      $ (19,872,375)
   Items not involving cash
      Amortization and depreciation                             4,388,163        4,235,177          13,157,280           4,377,515
      Interest on preferred shares                              1,731,457        1,547,018           5,033,198           1,547,018
      Recovery of future income taxes (Note 4)                    (80,808)        (820,248)         (4,988,244)           (820,248)
   Change in operating components of working capital           (1,232,372)         335,675            (116,748)             48,401
                                                            ------------------------------------------------------------------------
                                                               (9,743,622)      (6,061,829)        (29,690,081)        (14,719,689)
                                                            ------------------------------------------------------------------------


Investing activities
   Purchase of shortterm investments                                           (22,161,579)           (500,000)        (50,671,639)
   Redemption of shortterm investments                                          17,518,302          22,832,961          42,190,768
   Payment of expenses relating to the Novacor acquisition                      (1,266,267)         (1,215,262)         (2,330,962)
   Purchase of capital assets                                    (285,884)        (383,339)           (763,074)           (670,715)
                                                            ------------------------------------------------------------------------
                                                                 (285,884)      (6,292,883)         20,354,625         (11,482,548)
                                                            ------------------------------------------------------------------------


Financing activities
   Capital lease repayments                                       (40,989)         (38,074)           (120,735)           (104,472)
   Repurchase of common shares                                 (1,220,655)               -          (1,220,655)                  -
   Issuance of common shares through public offering                    -                -                   -          15,331,875
   Payment of expenses relating to the issue of common shares           -                -                   -            (199,133)
   Issuance of common shares through exercise of options                -           35,458                   -             109,990
   Issuance of common shares through exercise of warrants               -          667,066                   -             765,054
   Issuance of preferred shares                                         -                -                   -          29,612,000
                                                            ------------------------------------------------------------------------
                                                               (1,261,644)         664,450          (1,341,390)         45,515,314
                                                            ------------------------------------------------------------------------


Effect of exchange rate changes on cash and cash equivalents       67,317           24,188             259,067              24,188
                                                            ------------------------------------------------------------------------


Change in cash and cash equivalents for the period            (11,223,833)     (11,666,074)        (10,417,779)         19,337,265


Cash and cash equivalents beginning of the period              24,430,603       41,972,738          23,624,549          10,969,399
                                                            ------------------------------------------------------------------------


Cash and cash equivalents end of the period                 $  13,206,770    $  30,306,664        $ 13,206,770       $  30,306,664
                                                            ========================================================================




      (The accompanying notes are an integral part of these consolidated financial statements.)


WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2001


1.      Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its wholly owned subsidiary World Heart Inc. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2000.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.


2.      Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The viability of the Corporation is dependent upon the access to capital through various financing options and the Corporation is currently pursuing these options. The Corporation expects results for the next quarter may be similar to those experienced in the current quarter and accordingly the Corporation has a plan ready for implementation that would significantly reduce costs if additional financing is not received. If additional financing is not received, the cost reduction plan is not completed or successfully implemented in the near term, or the Corporation's operating results do not improve, there would be substantial doubt that the Corporation could continue as a "going concern".

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.


3.      Distribution Agreement with Edwards Lifesciences

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart has guaranteed a minimum of US $2 million annually to Edwards in gross profit on Edwards sales of WorldHeart products, where such sales are less than US$10 million per year.

The obligation to Edwards accrued and included as a reduction of revenue, is as follows:


                                              Three months ended                       Nine months ended
                                     -------------------------------------    -------------------------------------
                                          September,        September, 30,       September, 30,      September, 30,
                                           30, 2001             2000                 2001                2000
                                     --------------- ---- ----------------    ----------------- -- ----------------

  Gross revenue                       $ 2,636,728         $  3,045,732           $ 6,990,763       $ 3,045,732
  Less: Rebate to Edwards                       -             (148,243)           (1,532,383)         (148,243)
                                     --------------- ---- ----------------    ----------------- -- ----------------

  Net revenue                         $ 2,636,728         $  2,897,489           $ 5,458,380       $ 2,897,489
                                     =============== ==== ================    ================= == ================


4.      Income Taxes

In the third quarter of fiscal 2001, the Corporation recorded a recovery of future income taxes of $80,808 (2000 - $820,248) on a net loss before income taxes of $14,602,874 (2000 - $12,179,699). For the nine months ended September 30, 2001, the Corporation recorded a recovery of future income taxes of $4,988,244 (2000 - $820,248). The recovery of future income taxes relates entirely to United States operations and reflects the reversal of temporary differences and related recognition of loss carryforward amounts.


5.      Tax Credit Receivable

In the third quarter of fiscal 2001, the Corporation recorded an Ontario Business Research Institute (OBRI) tax credit receivable of $2,770,000. This research tax credit was applied to reduce research and development expenses during the quarter. The province of Ontario permits this refundable tax credit for scientific research and development expenditures incurred in the province as part of an eligible research institute contract.


6.      Normal Course Issuer Bid

On September 20, 2001, the Toronto Stock Exchange accepted a Notice of Intention to make a normal course issuer bid filed by the Corporation. Under the terms of the normal course issuer bid, the Corporation has the right to purchase up to a maximum of 200,000 of its common shares (representing 1.3 % of the issued and outstanding common shares of the Corporation as at September 17, 2001). The shares will be purchased through the facilities of the Nasdaq National Market (NASDAQ) at market prices. The normal course issuer bid will remain in effect until the earlier of November 17, 2001 or until the Corporation has purchased the maximum number of shares permitted under the bid. No director, senior officer or insider, or any person holding 10% or more of WorldHeart's common shares intends to sell shares of WorldHeart in connection with the normal course issuer bid.

During the third quarter, ended September 30, 2001, the Corporation purchased 163,000 common shares in accordance with the normal course issuer bid for a total cost of approximately $1,220,000. Of this total amount paid, approximately $425,000 has been charged directly to deficit, representing a premium paid on redemption of common shares with the balance being charged to share capital.


All repurchased shares have been cancelled.

WORLD HEART CORPORATION

Financial Statements
For the Three and Nine Months Ended September 30, 2001

7.      Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Executive Office.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2000. On June 30, 2000, the Corporation acquired Novacor whose commercial operations now comprise the Corporation's commercial operations segment.

The following presents segment operating results for the three and nine months ended September 30, 2001 and September 30, 2000 and identifiable long-lived assets as at September 30, 2001 and September 30, 2000.

                               Three months ended September 30, 2001                    Three months ended September 30, 2000
                       ------------------------------------------------------   ----------------------------------------------------
                       Commercial         Research and        Total             Commercial         Research and        Total
                       operations         development                           operations         development
                       ------------------------------------------------------   ---------------------------------------------------

Revenue                     $ 2,636,728     $      -       $ 2,636,728          2,897,489               -            $ 2,897,489
                       ------------------------------------------------------   ----------------------------------------------------

Cost of goods
sold
     Direct materials
     and labour              (1,750,790)           -        (1,750,790)         (1,003,366)             -             (1,003,366)
     Overheard and
     other                     (398,649)           -          (398,649)         (2,870,270)             -             (2,870,270)

                             (2,149,439)           -        (2,149,439)         (3,873,636)             -             (3,873,636)
                       ---------------------------------------------   ----------------------------------------------------------


Gross margin                    487,289            -           487,289            (976,147)             -               (976,147)
                       ---------------------------------------------   ----------------------------------------------------------

Expenses
     Selling, general
     and administrative      (1,548,933)     (1,868,876)    (3,417,809)         (1,030,103)          (1,356,226)     (2,386,329)
     Research and
     development                       -     (6,687,450)    (6,687,450)                  -           (4,828,482)     (4,828,482)
                       ------------------ ------------------ ----------------   ------------------------------------
                             (1,548,933)     (8,556,326)   (10,105,259)         (1,030,103)          (6,184,708)     (7,214,811)
                       ------------------------------------------------------   ------------------------------------
Loss before the          $   (1,061,644)   $ (8,556,326)    (9,617,970)        $(2,006,250)        $ (6,184,708)     (8,190,958)
undernoted             ===================================                     ======================================


      Amortization of intangibles                               (3,733,165)                                              (3,735,566)

      Other income (expenses), net                             (1,279,735)                                                (253,175)
      Recovery of future income taxes                              80,808                                                  820,248
                                                             ----------------                                         --------------

Net loss for the period                                       $(14,550,062)                                            $(11,359,451)
                                                             ================                                         ==============


Long-lived assets        $ 16,947,611     $ 27,290,272        $ 44,237,883       $ 24,148,345         $36,517,330      $ 60,665,675
                       ======================================================   ====================================================
Additions to
long-lived assets       $                    $ 285,884          $  285,884       $        -           $   383,339      $    383,339
                       ======================================================   ====================================================

                               Nine months ended September 30, 2001                      Nine months ended September 30, 2000
                       ------------------------------------------------------   ----------------------------------------------------
                       Commercial         Research and        Total             Commercial         Research and        Total
                       operations         development                           operations         development
                       ------------------------------------------------------   ----------------------------------------------------

Revenue                   $ 5,458,380     $        -       $ 5,458,380          $ 2,897,489               -         $ 2,897,489
                       ------------------------------------------------------   ----------------------------------------------------

Cost of goods
sold
     Direct materials
     and labour            (5,023,812)                  -   (5,023,812)          (1,003,366)              -          (1,003,366)
     Overheard and
     other                 (1,548,183)                  -   (1,548,183)          (2,870,270)              -          (2,870,270)
                       ------------------------------------------------------   ----------------------------------------------------

                           (6,571,995)                  -   (6,571,995)          (3,873,636)              -          (3,873,636)
                       ------------------------------------------------------   ----------------------------------------------------


Gross margin               (1,113,615)                  -   (1,113,615)            (976,147)              -            (976,147)
                       ------------------------------------------------------   ----------------------------------------------------

Expenses
     Selling, general
     and administrative    (4,263,147)         (5,092,804)  (9,355,951)          (1,030,103)        (4,281,328)      (5,311,431)

     Research and
     development                    -         (22,448,320) (22,448,320)                   -        (11,204,941)     (11,204,941)
                       ------------------ ------------------ ----------------   --------------------------------

                             (4,263,147)      (27,541,124)     (31,804,271)      (1,030,103)       (6,184,708)      (16,516,372)
                       ------------------------------------------------------   --------------------------------
Loss before the
undernoted               $ (5,376,762)       $(27,541,124)     (32,917,886)     $(2,006,250)      $(6,184,708)      (17,492,519)
                       =====================================                    ================================


     Amortization of intangibles                               (11,199,485)                                          (3,735,566)
     Other income (expenses), net                               (3,646,440)                                            (535,462)
     Recovery of future income taxes                             4,988,244                                              820,248
                                                             ----------------                                      ----------------

Net loss for the period                                       $(42,775,567)                                        $(19,872,375)
                                                             ================                                      ================


Long-lived assets        $ 16,947,611        $ 27,290,272     $ 44,237,883     $ 24,148,345      $ 36,517,330      $ 60,665,675
                       ======================================================   ====================================================
Additions to
long-lived assets
                        $           -        $    763,074     $    763,074                -      $    670,615      $    670,615
                       ======================================================   ====================================================

The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. As at September 30, 2001, the Corporation has a location in Canada and the United States:

                      --------------------------------------------------------------------------------------
                                        Revenue                              Long-lived assets
                      --------------------------------------------------------------------------------------
                       Three months ended   Three months ended       As at September       As at September
                       September 30, 2001   September 30, 2000        30, 2001              30, 2000
                      --------------------------------------------------------------------------------------
Canada                          $      409            $        -       $    5,266,473         $   5,728,124
United States                    1,494,246             1,587,862       $   38,971,410            54,937,551

Europe                           1,142,073             1,457,910                    -                     -

Rest of the World                        -                     -                    -                     -

Less: Edwards Fee                        -             (148,283)                    -                     -
                      --------------------------------------------------------------------------------------
                             $   2,636,728         $   2,897,489       $   44,237,883         $  60,665,675
                      ======================================================================================


                      --------------------------------------------------------------------------------------
                                        Revenue                               Long-lived assets
                      --------------------------------------------------------------------------------------
                        Nine months ended     Nine months ended      As at September       As at September
                       September 30, 2001    September 30, 2000        30, 2001             30, 2000
                      --------------------------------------------------------------------------------------
Canada                         $     52,050            $        -        $  5,266,473         $   5,728,124

United States                     3,966,298             1,587,862          38,971,410            54,937,551

Europe                            2,913,094             1,457,910                   -                     -

Rest of the World                    59,321                     -                   -                     -

Less: Edwards Fee               (1,532,383)             (148,283)                   -                     -
                      --------------------------------------------------------------------------------------
                             $    5,458,380         $   2,897,489        $ 44,237,883         $  60,665,675
                      ======================================================================================

8.  New Accounting Pronouncements


Goodwill and other intangible assets

The Canadian  Institute of Chartered  Accountant's  Accounting  Standards  Board
(AcSB) has  approved a new Handbook  Section  replacing  BUSINESS  COMBINATIONS,
Section 1580, that will require all business combinations to use the purchase method of accounting. The AcSB has also approved a new Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently approved by the Financial Accounting Standards Board (FASB) in the United States. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002. Prior periods will not be restated.


Accounting for stock-based compensation

The AcSB has approved, subject to written ballot, a new Handbook Section on Stock-Based Compensation and other Stock-Based Payments. The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an on-going basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new Section is based on FASB Statement No. 123, Accounting for Stock-Based Compensation, which is one of the two US Standards covering stock-based compensation arrangements in that country. The AcSB expects to include the new Section in the Handbook by December 2001. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002 and will only apply to awards granted on or after the date of adoption and, therefore, will not apply to modifications and settlements of awards granted before fiscal periods beginning on or after January 1, 2002.

9. Subsequent Event

Subsequent to the end of the quarter, the Corporation entered into an agreement with Technology Partnerships Canada to receive a $9.98 million repayable investment in support of prototype development and clinical trials of WorldHeart's HeartSaverVAD. The Corporation is entitled to receive 31.1% of its eligible expenditures. Funding of this amount will be made on a quarterly basis as eligible expenditures are incurred. Under the agreement, the Corporation will pay a 1% royalty on revenues of its HeartSaver VAD beginning from the date of the first commercial sale and continuing for a period of six years. If, at the end of the royalty period, the total cumulative royalty payments paid and payable do not equal or exceed $19.7 million, the royalty period will continue until either $19.7 million has been paid or for up to four additional years, whichever occurs first. In addition, prior to the first disbursement by the Minister of Industry, 650,000 warrants for the purchase of common shares of the Corporation will be issued to the Government of Canada. The warrants shall be exercisable any time over a five-year period at a price, which is equal to 110% of the closing price on the Toronto Stock Exchange, at the close of business on the day before receipt.

Management's Discussion and Analysis of Financial Condition and
Results of Operations
For the three and nine month periods ended September 30, 2001


INTRODUCTION

The following discussion is an update of management's discussion and analysis for the year ended December 31, 2000 and the six months ended June 30, 2001, and includes a discussion of the results of operations and cash flows for the three and nine months ended September 30, 2001. World Heart Corporation, and its wholly owned subsidiary, World Heart Inc., are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors which may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.


OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, USA and Ottawa, Ontario, Canada. WorldHeart is currently focused on two devices, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).


Novacor LVAS

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of WorldHeart, acquired the business, including assets and liabilities of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). As a result of the acquisition, WorldHeart is now manufacturing and distributing the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. With the acquisition of Novacor from Edwards, WorldHeart commenced initial commercial operations following four years as a research and development company. While the Corporation is engaged in the sales and marketing of the Novacor product, much of the present focus is on the "INTRePID" clinical trial, completion of which is expected to result in an expanded therapeutic indication in the United States for use of the device as an alternative to transplant.


HeartSaver

HeartSaver is in the final stages of pre-clinical prototype development while continuing formal pre-clinical trials and planning for the initiation of clinical trials in Canada.


RECENT EVENT

Subsequent to the end of the quarter, the Corporation entered into an agreement with Technology Partnerships Canada to receive a $9.98 million repayable investment in support of prototype development and clinical trials of WorldHeart's HeartSaverVAD. The Corporation is entitled to receive 31.1% of its eligible expenditures. Funding of this amount will be made on a quarterly basis as eligible expenditures are incurred. Under the agreement, the Corporation will pay a 1% royalty on revenues of its HeartSaver VAD beginning from the date of the first commercial sale and continuing for a period of six years. If, at the end of the royalty period, the total cumulative royalty payments paid and payable do not equal or exceed $19.7 million, the royalty period will continue until either $19.7 million has been paid or for up to four additional years, whichever occurs first. In addition, prior to the first disbursement by the Minister of Industry, 650,000 warrants for the purchase of common shares of the Corporation will be issued to the Government of Canada. The warrants shall be exercisable any time over a five-year period at a price, which is equal to 110% of the closing price on the Toronto Stock Exchange, at the close of business on the day before receipt.


RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Three-month period ended September 30, 2001 compared to the three-month period ended September 30, 2000.

Revenues

All revenue is generated from the sales of the Novacor LVAS. Revenues for the quarter ended September 30, 2001 were $2,636,728, a decrease of 9% from the quarter ended September 30, 2000. In terms of units sold, during the three months ended September 30, 2001, there were 30 units sold as compared to 35 units in the same period in 2000. Most of the decrease in unit sales occurred in Europe. This decrease is primarily a result of the concern, at the beginning of the 2001 fiscal year, among implant centers as to the continued support of Novacor LVAS and a general slowdown in the industry. The Corporation has addressed the concerns relating to the support of the Novacor LVAS and is now experiencing an improvement of sales from earlier quarters this year. In addition, there have been positive clinical results of Novacor LVAS patients, particularly those who required the device for extended periods of time.

Cost of sales and gross margins

The gross margin for the quarter ended September 30, 2001 was 18%, a significant improvement from the negative gross margin of 34% in the corresponding period in 2000. The primary areas of improvement relate to indirect and overhead expenses. The Corporation has undertaken initiatives during the year to improve the utilization of excess manufacturing capacity in its Oakland facility by using it to accommodate expanding research and development activities of the organization. In fiscal 2000, this excess capacity was included in manufacturing overhead and therefore included in inventory costs and cost of sales. With the expansion of research and development, some of these costs are now included in research and development expenses.


Selling, general and administrative

Selling, general and administrative expenses consist of payroll and related expenses for executives, accounting and administrative personnel, professional fees, occupancy costs and other general corporate expenses. Selling, general and administrative expenses for the three months ended September 30, 2001 were $3.4 million, an increase of 43% from the $2.4 million in expenditures for the three months ended September 30, 2000. This increase is related to the marketing (including seminars for clinicians), finance and human resource activities required to support Novacor LVAS.


Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, proto-type manufacturing, trial expenses, regulatory affairs and quality control with respect to proto-types. These expenses increased 39% for the third quarter of 2001 as compared to the third quarter of 2000, after recognizing a refundable tax credit of approximately $2.8 million in 2001. During the quarter, the Corporation received a favourable ruling in respect of its eligibility for this refundable tax credit that relates to research and development expenditures made in the period from May 1997 to September 30, 2001 and management has now concluded that this amount is receivable. The tax credit has been applied to the research expenses for the quarter. Excluding the tax credit, research expenses for the three months ended September 30, 2001 were $9.5 million, an increase of 96% from the $4.8 million spent in the same quarter of fiscal 2000. The increase is a result of the INTRePID trials for Novacor LVAS, research activities undertaken to further the development of HeartSaver and the commencement of formal pre-clinical trials of HeartSaver. These trials will continue to result in significant additional expenditures over the balance of the fiscal year. There were no formal trials for HeartSaver in the corresponding quarter in 2000.


Other comments

The recovery of future income taxes for the quarter ended September 30, 2001 was $80,808 as compared to $820,248 for the quarter ended September 30, 2000. The recovery of future income taxes relates entirely to United States operations and reflects the reversal of temporary differences and related recognition of loss carry forward amounts. During the quarter, the Corporation recognized an equivalent amount of future tax assets relating to loss carry forwards and future tax liabilities relating to the temporary differences in the intangible assets acquired from Edwards. As there can be no assurances that any additional benefits from loss carry forwards will be recognized, no further recoveries of future income taxes were recognized.

Nine-month period ended September 30, 2001 compared to the nine-month period ended September 30, 2000.

Prior to the acquisition of Novacor on June 30, 2000, the Corporation had no commercial operations and therefore had no revenues or cost of sales. Consequently the Corporation's revenues and cost of sales for the nine months ended September 30, 2000 only reflect sales for the three-month period then ended. Readers should refer to the previous comparison of results for the three-month periods ended September 30, 2001 and 2000 for management's discussion and analysis of changes.


Selling, general and administrative

Selling, general and administrative expenses for the nine months ended September 30, 2001 have increased 76% from the nine months ended September 30, 2000. This increase is primarily attributable to additional product and facility costs arising after the acquisition of Novacor. The selling, general and administrative expenditures incurred to support the research and development business segment increased approximately $811,000 or 16% for the nine months ended September 30, 2001, as compared to the same period in the prior year. This increase relates primarily to the efforts and support required by the administrative departments for the commencement of the pre-clinical trials of HeartSaver VAD, during the first quarter of 2001.


Research and development

Research and development expenses increased 100% for the first nine months of 2001, compared to the same period in 2000. This increase is a direct result of the commencement of pre-clinical trials of HeartSaver VAD during the first quarter of 2001 and the INTRePID trials of Novacor LVAS. With respect to HeartSaver, expenditures were incurred in 2001, that were not incurred in 2000, relating to the final design and manufacture of proto-type devices, increase in occupancy space to test devices before the trials, training of clinicians and staff, collection of data and test results and travel to various clinical sites. With respect to the Novacor LVAS, enrolment for the INTRePID trial began increasing during the second quarter of 2001. This increase in trial enrolments resulted in higher expenditures for device costs, travel costs and miscellaneous hospital and clinical charges. No similar costs were incurred for the first six months of 2000 and were minimal for the three months ended September 30, 2000.


LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2001, the Corporation had a working capital balance of $19.5 million compared to $51 million at December 31, 2000. The Corporation had cash, cash equivalents and short-term investments of $13.9 million at September 30, 2001 and $46.5 million at December 31, 2000 of which approximately $226,000 has been pledged as collateral for the capital lease arrangement.


Cash used during the quarter ended September 30, 2001 was approximately $11.2 million consisting of $9.7 million consumed in operations, approximately $1.2 million to repurchase common shares with the balance used for purchases of capital assets and capital lease repayments. This compares to cash consumption of approximately $10.4 million and $12.5 million respectively in the first two quarters of fiscal 2001. The cash used in operations reflects both cash used to fund the continuing research and development activities and an increase in working capital in the quarter of approximately $1.2 million. This increase in working capital items of $1.2 million relates primarily to the accrual of the $2.8 million refundable tax credit and a $1.1 million reduction in accounts payable and accruals partially offset by a $670,000 reduction in inventory and a $2 million reduction in accounts receivable in the quarter. Both the inventory and receivable reductions reflect continued efforts to manage and reduce the Corporations' investment in working capital.

Capital expenditures of $286,000 and $763,000, for both the three and nine month periods ending September 30, 2001 respectively, consist of office and computer equipment to support the expanded selling and marketing and research and development activities as well as equipment relating to the manufacture of the Novacor LVAS. The comparable capital expenditures for the three and nine month periods ending September 30, 2000 were $383,000 and $671,000, which also reflect the purchase of office and computer equipment.

During the third quarter of 2001, the Corporation repurchased 163,000 of its common shares in accordance with the normal course issuer bid for a total cost of approximately $1,220,000. Of this total amount paid, approximately $425,000 has been charged directly to deficit, representing the premium paid on the redemption of these common shares, with the balance charged to share capital. It its management's opinion that the price of the Corporation's common shares was subject to unusual and unwarranted trading activities after the tragic events of September 11, 2001 such that the repurchase of its common shares was considered to be an appropriate use of corporate funds in light of potential benefits to remaining shareholders.

The viability of the Corporation is dependent upon its access to capital through various financing options. WorldHeart is currently seeking ways to obtain additional sources of financing, including possible equity financing. The Corporation expects that results for the next quarter will be similar to those experienced in the current quarter and accordingly the Corporation has a cost reduction plan ready for implementation, which would significantly reduce costs.

Management anticipates these additional sources of financing, together with the cash resources on hand and increased commercial revenues will be sufficient to fund operations through to the end of 2002 and into 2003. However, if financing is not received, the cost reduction plan is not completed or successfully implemented in the near term or the Corporation's operating results do not improve, the Corporation's ability to continue as a "going concern" would be in substantial doubt. Further financing will be required during 2002.


OUTLOOK

WorldHeart expects to realize substantial losses in the remainder of 2001 and 2002 as a result of the clinical trial programs for both the Novacor LVAS and HeartSaver, expenses related to the regulatory submissions to Health Canada, increased production of HeartSaver prototypes for use in trials and increased spending to market the Novacor LVAS.

NEW ACCOUNTING PRONOUNCEMENTS


Goodwill and other intangible assets

The Canadian  Institute of Chartered  Accountant's  Accounting  Standards  Board
(AcSB) has  approved a new Handbook  Section  replacing  BUSINESS  COMBINATIONS,
Section 1580 that will require all business combinations to use the purchase method of accounting. The AcSB has also approved a new Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently approved by the Financial Accounting Standards Board (FASB) in the United States. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002. Prior periods will not be restated.


Accounting for stock-based compensation

The AcSB has approved, subject to written ballot, a new Handbook Section on Stock-Based Compensation and other Stock-Based Payments. The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an on-going basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new Section is based on FASB Statement No. 123, Accounting for Stock-Based Compensation, which is one of the two US Standards covering stock-based compensation arrangements in that country. The AcSB expects to include the new Section in the Handbook by December 2001. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002 and will only apply to awards granted on or after the date of adoption and, therefore, will not apply to modifications and settlements of awards granted before fiscal periods beginning on or after January 1, 2002.